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*AB 3/5

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SEC
Mail Processing
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FEB 27 2013

Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BofA Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Federal Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Douglas — 617-434-3870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLC
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EMJ 3/7/13

BofA Distributors, Inc.
(A wholly-owned subsidiary of BofA Advisors, LLC)
Statement of Financial Condition
December 31, 2012
(With Independent Auditor's Report)

pwc

BofA Distributors, Inc.

(A wholly-owned subsidiary of BofA Advisors, LLC)

Statement of Financial Condition

December 31, 2012

(With Independent Auditor's Report)

OATH OR AFFIRMATION

I, Linda Douglas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BofA Distributors, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

HELEN M LYMAN
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES JANUARY 2, 2020

[Signature]
Notary Public

[Signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BofA Distributors, Inc.
(A wholly-owned subsidiary of BofA Advisors, LLC)
Index to Statement of Financial Condition
December 31, 2012

Page(s)

pwc

Independent Auditor's Report

To the Board of Directors and Stockholder of
BofA Distributors, Inc.
(A wholly-owned subsidiary of BofA Advisors, LLC)

We have audited the accompanying statement of financial condition of BofA Distributors, Inc. (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BofA Distributors, Inc. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 22, 2013

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

BofA Distributors, Inc.
(A wholly-owned subsidiary of BofA Advisors, LLC)
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 135,013,832
Receivables	
Distribution plan and shareholder servicing fees from affiliates	2,433,837
From affiliates	3,017,198
Income tax receivable	1,131,650
Other assets	319,040
Deferred tax asset, net	507,446
Total assets	$ 142,423,003
Liabilities and Stockholder's Equity	
Liabilities	
Payables to affiliates	2,956,219
Commission and fees payable to broker-dealers	722,796
Accounts payable and accrued liabilities	584,578
Total liabilities	4,263,593
Stockholder's Equity	
Common stock, no par, stated value $1; authorized - 200,000 shares; issued and outstanding - 100 shares	100
Additional paid-in capital	118,964,139
Retained earnings	19,195,171
Total stockholder's equity	138,159,410
Total liabilities and stockholder's equity	$ 142,423,003

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

BofA Distributors, Inc. (the "Company") is incorporated in the Commonwealth of Massachusetts and is a wholly-owned subsidiary of BofA Advisors, LLC (the "Parent"), a Delaware limited liability company. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Parent is a subsidiary of BofA Global Capital Management Group, LLC ("BACM"). BACM is a wholly-owned subsidiary of Bank of America, N.A. ("BANA"), which is an indirect wholly-owned subsidiary of Bank of America Corporation ("the Corporation").

The Company is the distributor of the BofA Funds (the "Funds"), which are registered investment companies under the Investment Company Act of 1940, as amended. The Funds are money market funds managed by the Parent.

2. Summary of Significant Accounting Policies

Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from such estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as highly liquid investments with original maturities of ninety days or less including demand deposits and investments in money market funds managed by the Parent.

Fair Value of Financial Instruments
In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

> Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
>
> Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;
>
> Level 3: Inputs that are unobservable.

At December 31, the Company measured the fair value of all financial instruments, which consists of money market funds managed by the Parent, using quoted prices in active markets.

Commissions and Fees

The Company receives distribution plan fees and shareholder servicing fees for providing certain distribution services for designated classes of the Funds' shares. Shareholder servicing includes providing general shareholder liaison services, responding to customer inquiries and providing other similar services. Shareholder servicing and distribution plan fees are based on a percentage of the average net assets of the Funds and are recognized in the period earned. Commissions and fees rebated to broker-dealers and affiliates represent fees remitted to affiliate and third party intermediaries for their performance of shareholder administration and servicing.

Dealer Support Arrangements

The Company has entered into arrangements with various affiliates and third party financial service firms to be compensated for and to compensate them for the administration and servicing of investments in, or selling arrangements related to, the Funds. Fees received and paid pursuant to these arrangements are calculated at a contractual rate based a percentage of the average net assets of the Funds.

Income Taxes

The Company provides for income taxes on transactions that have been recognized in the financial statements in accordance with ASC 740 Income Taxes ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method.

The Company's operating results are subject to taxation in numerous States, both on a separate company basis and as part of unitary, combined or consolidated (UCC) State tax returns.

The Company recognized and measures its unrecognized tax benefits ("UTB") in accordance with Income Tax Accounting. Income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. The Company accrues income-tax-related interest and penalties (if applicable) within income tax expense.

3. Related Party Transactions

Cash and cash equivalents include demand deposits of $4,000,894 held with BANA and investments of $131,012,938 in money market mutual funds managed by affiliates.

Receivables from affiliated funds for distribution plan fees and shareholder servicing fees totaled $2,433,837 and are expected to be settled in the normal course of business.

Under the Services Support Agreement with the Parent, the Company provides distribution and sales-related services to the Parent for which the Parent pays the Company a monthly fee of 105 percent of the Company's net expenses, as defined in the agreement.

The Company has agreements with BANA and, effective April 1, 2012, the Parent where each provides to the Company necessary administrative services, office space, equipment, and clerical, executive, supervisory and certain sales-related personnel.

The Company has dealer support arrangements with affiliates, in which the affiliates provide distribution and shareholder administration services to the Company. Conversely, the Company has dealer support arrangements with BANA, in which the Company provides distribution and shareholder administration services to the BANA.

4. Income Taxes

The Company's current federal income tax liability is determined as if the Company filed on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group. State income taxes are generally accrued based on a separate company return basis reflecting UCC factors where applicable. Current taxes receivable from the Corporation of $1,131,650 are included in the accompanying statement of financial condition as of December 31, 2012.

Deferred tax expense is determined by the change in the deferred tax asset or liability between periods. As of December 31, 2012, the Company had a net deferred tax asset of $507,446. The net asset is primarily comprised of differences between the financial and tax accounting treatment of employee benefits.

Goodwill and intangibles, recognized by BACM in the Corporation's November 1, 2001 acquisition of the asset management segment of Liberty Financial Companies, Inc., has been allocated to the Company and the other entities acquired for tax purposes only. Due to differences in the book and tax treatment of amortization for these goodwill and intangible amounts, the Company derives a tax deduction and related benefit from this allocation. Since the goodwill and intangibles are recorded at BACM for financial reporting purposes, decreases in tax basis that reduce the current tax liability are reflected as an increase to contributed capital.

During 2012, the Corporation and the Internal Revenue Service made significant progress toward resolving all Bank of America federal income tax examinations through 2009. While subject to final agreement, including review by the Joint Committee on Taxation of the U.S. Congress for certain years, the Corporation believes these examinations may be concluded during 2013. The conclusion of these examinations is not expected to impact the Company's Statement of Financial Condition. All tax years subsequent to the above years remain open to examination. The Company had no accrual for interest and penalties that relate to income taxes at December 31, 2012.

The Company had no UTB's at December 31, 2012. During the year ended December 31, 2012, there were no increases, decreases, settlements or expirations of statutes of limitations affecting the UTB balance.

5. Commitments and Contingencies

In the ordinary course of business, the Corporation and the Company are routinely defendants in or parties to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities, environmental, banking, employment and other laws. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Corporation and the Company.

In the ordinary course of business, the Corporation and the Company are also subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA, the New York Stock Exchange and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Corporation and the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be.

The Corporation and the Company establish reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not probable and estimable, the Company does not establish reserves. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation or regulatory matters will have a material adverse effect on the financial position or liquidity of the Company. No reserves for such losses were established during 2012.

6. Subsequent Events

Events occurring subsequent to the December 31, 2012 have been evaluated through February 22, 2013, the date this financial statement was issued. All material subsequent events have been disclosed in the notes to the financial statements.